August 20, 2008

Sebastian Gomez Abero
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Xpention Genetics, Inc.
     Preliminary Information Statement on Schedule 14C
     File No. 0-51210

Dear Mr. Gomez Abero:

In response to your letter of August 14, 2008, the Company has revised its Preliminary Information Statement on Schedule 14C as follows;

Amendment to the Articles of Incorporation, as amended, to authorize us to effect a reverse stock split of our common stock in the range of 1:10 to 1:20, as determined in the sole discretion of our Board of Directors

    1. The Company has added a description of the conditional commitments it has received for new capital investment along with the anticipated use of the proceeds from the new investment.
    2. The Company has added a table describing how many shares are presently available of issuance and how many would be available for issuance at a 1:10 and 1:20 reverse split.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David M. Kittrell
David M. Kittrell
Chief Executive Officer
Xpention Genetics, Inc.